Mail Stop 4561

July 7, 2008

Aart J. de Geus
Chief Executive Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043

      Re: **Synopsys, Inc.**
              Form 10-K for the Fiscal Year Ended October 31, 2007
              Form 10-Q for the Fiscal Quarter Ended January 31, 2008
              File No. 000-19807

Dear Mr. de Geus:

We have reviewed your response letter dated June 12, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 30, 2008.

Synopsys, Inc. 10-K for the Fiscal Year Ended October 31, 2007

Item 1. Business, page 1

Sales, Distribution and Backlog, page 7

1.   We note your response to prior comment 1. We are unable to concur with your assertion that because software is an intangible product and you do not maintain greater inventories for Intel, you "do not sell the major part" of your product or services to Intel. Additionally, your assertion that you would "continue as a strong going-concern" if the Intel agreement was terminated does not appear dispositive of the issue of whether you are substantially dependent on this agreement. We therefore reissue our prior comment. It appears that you are

dependent to a material extent on the revenues generated under the Intel agreement. In this regard, please provide us with an analysis of the effect on your business if you were to lose 11% of your revenues because of a termination of your agreement with Intel. In your response, specifically address your risk factor disclosure on page 14 regarding your dependence on a small number of customers the loss of one of which "could have an adverse effect on [y]our subsequent revenue and/or earnings." Also tell us the factual basis for your belief that you would still anticipate achieving total revenues approximately equal to that achieved in fiscal 2007 if the Intel agreement were terminated at the beginning of fiscal 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.   We note your response to prior comment 4 in which we asked you to discuss the extent to which changes in revenues from period to period are due to changes in prices or changes in volume, as well as pricing pressures in your industry, as required by Item 303(a)(3)(iii) of Regulation S-K. Your response states that "it is difficult if not impossible to isolate and quantify" the impact of various changes on revenues. Your disclosure, however, appears to indicate that the price of your products has a direct impact on your revenues. For instance, your disclosure on page 8 of your 10-K states that "[i]n recent years, you have increasingly competed on the basis of payment terms and price. In some situations, in order to win business [you] must offer substantial discounts on [y]our products due to competitive factors. In other situations, [you] may lose potential business to a competitor offering a lower price." In addition, you note in your response that in your most recent 10-Q, you have disclosed that your customers are increasingly focused on reducing their overall cost of product design, development and manufacturing. Item 303(a)(3)(iii) of Regulation S-K requires that to the extent that your financial statements disclose material increases in net sales or revenues, you must provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. If it is impossible for you to quantify the amount of material increases in net sales attributable to increases in prices or volume, you should provide a narrative discussion clearly explaining your management's view as to the reason or reasons for the increase. The additional information you provided in your supplemental response appears to be a starting point for such disclosure, and you should consider expanding the Business Environment section of your MD&A in future filings to include this additional information.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, at (202) 551-3457 if you have any questions regarding the above comments and related matters. Please address questions regarding other matters to Jason Niethamer, Staff Accountant, at (202) 551-3855, or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief